Exhibit 1

PRESS RELEASE

Nasdaq Grants Borqs’ Request for Continued Listing

Borqs Receives Nasdaq Hearings Panel Decision

To Extend Filing of 2019 Annual Report Until September 30, 2020

Santa Clara, California, September 17, 2020 – Borqs Technologies, Inc. (Nasdaq: BRQS), (the “Company”, or “Borqs”), a global leader in embedded software and products for the Internet of Things (IoT) industry, announced it has received a letter dated September 14, 2020 from the Hearings Advisor of the Nasdaq Office of General Counsel as a result of the hearing that took place on August 27, 2020. The Nasdaq Hearings Panel has granted the request of Borqs to remain listed on The Nasdaq Stock Market subject to the condition that on or before September 30, 2020, the Company shall have filed a Form 20-F with the U.S. Securities and Exchange Commission. The Company thanks the Nasdaq Stock Market and intends to comply with the aforementioned condition.

The Panel has the right to reconsider the terms of this decision based on any event, condition or circumstance that exists or develops that would, in the opinion of the Panel, make continued listing of the Company’s securities on the Nasdaq Stock Market inadvisable or unwarranted. In addition, the Form 20-F will be subject to review by the Panel, which may, in its discretion, request additional information before determining that the Company has complied with the terms of its decision.

About Borqs Technologies, Inc.:

Borqs Technologies is a global leader in software and products for the IoT, providing customizable, differentiated and scalable Android-based smart connected devices and cloud service solutions. Borqs has achieved leadership and customer recognition as an innovative end-to-end IoT solutions provider leveraging its strategic chipset partner relationships as well as its broad software and IP portfolio.

Borqs’ unique strengths include its Android and Android Wear Licenses which enabled the Company to develop a software IP library covering chipset software, Android enhancements, domain specific usage and system performance optimization, suitable for large and low volume customized products. The Company is also currently in development of 5G products like smartphones and hotspots.

Forward-Looking Statements and Additional Information

This press release includes “forward-looking statements” that involve risks and uncertainties that could cause actual results to differ materially from what is expected. Words such as “expects”, “believes”, “anticipates”, “intends”, “estimates”, “predicts”, “seeks”, “may”, “might”, “plan”, “possible”, “should” and variations and similar words and expressions are intended to identify such forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements relate to future events or future results, based on currently available information and reflect our management’s current beliefs. Many factors could cause actual events or results to differ materially from the events and results discussed in the forward-looking statements, including our inability to file the Form 20-F in a timely manner or in a form satisfactory to the Panel. Except as expressly required by applicable securities law, the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Sandra Dou

Director of Finance

Borqs Technologies, Inc.

sandra.dou@borqs.net

www.borqs.com